Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 001-39320)
July 20, 2021

The following excerpts relating to the pending business combination between First Midwest Bancorp, Inc. (“First Midwest”) and Old National Bancorp (“Old National”) are from the presentation materials in connection with Old National’s announcement of its financial results for the quarter ended June 30, 2021.

2nd Quarter 2021 Financial Review

July 20, 2021

OLD NATIONAL BANCORP®

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Old National's future plans, objectives, performance, revenues, growth, profits, operating expenses or Old National's underlying assumptions; First Midwest's and Old National's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "should," "will," and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Old National does not assume any duty, and does not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Old National. Such statements are based upon the current beliefs and expectations of the management of Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest's operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest's and Old National's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of First Midwest's and Old National's Annual Report on Form 10-K for the year ended December 31, 2020, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of First Midwest's and Old National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the "SEC").

OLD NATIONAL BANCORP®

Additional Statements

Additional Information and Where to Find It

In connection with the proposed transaction, Old National filed with the SEC a registration statement on Form S-4 (SEC File No. 333-257536). The registration statement includes a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest's and Old National's shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of First Midwest or Old National and their respective affiliates are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the "Investor Relations" section of First Midwest's website, https://firstmidwest.com/, under the heading "SEC Filings." Copies of documents filed with the SEC by Old National will be made available free of charge in the "Investor Relations" section of Old National's website, https://www.oldnational.com/. under the heading "Financial Information."

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

OLD NATIONAL BANCORP®

Partnership Update

Strategically Connects Key Midwestern States…

OLD NATIONAL
(162 Branches)
(1 LPO)
First Midwest
(108 Branches)
(1 LPO)
Minnesota
Minneapolis / St. Paul
Wisconsin
Michigan
Milwaukee
Grand Rapids
Madison
Chicago
Ann Arbor
Iowa
Quad Cities
Cleveland
Indiana
Ohio
Illinois
Indianapolis
St. Louis
Missouri
Louisville
Lexington
Evansville
Kentucky

Merger Structure

- Merger of Equals
- First Midwest merges into Old National
- 100% stock consideration

Compelling

- 22%[1] EPS accretion to ONB
- 35%[1] EPS accretion to FMBI
- Identified ~$109mm of full run-rate savings – 11% of combined noninterest expense
- 6th largest commercial bank headquartered in the Midwest

Balanced

- Equal board representation (8/8)
- Dual headquarters – Evansville, IN and Chicago, IL
- Significant executive leadership and operations maintained in both markets

Timing & Approval

- Approval of ONB and FMBI shareholders
- Customary regulatory approvals
- Anticipated closing in late 2021 / early 2022

[1] Based on 2022 consensus net income estimates (at time of deal announcement), excluding share buybacks. Assumes fully realized cost savings during 2022 and excluding restructuring charges for illustrative purposes.

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.

Partnership Update

Q2 Momentum

Kendra Vanzo
Chief Admin. Officer
Evansville

Jeff Newcom
Chief Risk Officer
Chicago

- Robust integration experience
  - 17 partnerships combined over the last 10 years

- Joint leadership meetings held to determine individual and collective strengths, opportunities and challenges
  - Findings aided approach that formulated joint integration plan

- Integration team consisting of dual leadership (1-ONB + 1-FMBI) covering 12 work streams

Accomplishments and Next Steps

- Announced combined core executive leadership team
- Established joint Integration Office with experienced integration leaders across both companies; planning underway
- Strong team member commitment and excitement about opportunities in the larger, combined company
- SEC and regulatory filings completed
- Special Meeting of Stockholders for ONB and FMBI expected to be held in Q3 ‘21
- Merger expected to close in late Q4 ‘21 or early Q1 ‘22

OLD NATIONAL BANCORP | First Midwest Bancorp, Inc.